Prospector Funds, Inc.
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April 6, 2021

VIA EDGAR TRANSMISSION

Christina Fettig
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C.  20549

Re:	Prospector Funds, Inc. (the “Company”) File Nos. 333-143669 and 811-22077

Dear Ms. Fettig:

We are responding to the Staff’s oral comments and suggestions provided on March 23, 2021 with respect to its recent review of the Company’s Annual Report filed on Form N-CSR (the “Annual Report”) and Form N-CEN, each for the reporting period ending December 31, 2020, on behalf of the Company’s series, Prospector Capital Appreciation Fund and Prospector Opportunity Fund (each a “Fund” and together, “the Funds”). We have addressed all of the Staff’s comments relating to the Funds as indicated below. For your convenience, your comments and headings have been reproduced with a response following each comment.

COMMENTS

1.
 Staff Comment: On page 10 of the Annual Report, under the section entitled “Actual Expense”, the Funds state that they do not charge any transaction fees. In future reports please modify the disclosure as the Funds do charge a redemption fee which is considered a transaction fee.

Response:  The Company undertakes to remove the reference to “transaction fees” from future reports.

2.
Staff Comment: On pages 11 and 12 of the Annual Report, footnote 3 states that the Funds’ money market fund holdings (Invesco Treasury Portfolio) are excluded from the top 10 holdings; however, it appears the Funds do not hold such security. Please correct this disclosure in future reports.

Response: The Company undertakes to correct the disclosure in future reports.

3.	Staff Comment: In the Statement of Assets and Liabilities for each Fund, if applicable, disclose payables to Trustees and Officers separately. (See Reg. S-X, Art. 6-04(12) and Reg S-X, Art. 6-03(l)).

Response: The Trustees receive their full compensation, totaling $60,000 annually, at the beginning of the fiscal year. Due to the timing of the payment, the directors’ liability was negative, effectively making it a prepaid expense. In the event a liability for the directors is incurred, it will be reported separately on the Statement of Assets and Liabilities.

4.	Staff Comment: In future reports, disclose the redemption fees in each Fund’s financial highlights.

Response: The Company undertakes to make the required disclosures, as applicable, in future reports. In addition, we note that the redemption fees for the most recent reporting period did not round to $0.01, and thus, would have been reported as $0.00.

5.
Staff Comment: On page 30, in footnote 4 to the Financial Statements, The Federal Tax Cost when added to the Net Appreciation/(Depreciation) does not equate to the book market value. Please explain the reason for the difference.

Response: The difference is due to the marked-to-market adjustment on the dividend receivables. Footnote 4 in Notes to the Financial Statements includes the marked-to-market adjustments in the Aggregate Appreciation/Depreciation while the same is not included in the market value of the securities as shown on the Statement of Assets and Liabilities.

6.
Staff Comment: Explain why the Company’s Annual Report does not include disclosure responsive to Form N-CSR Items 4(e)(2) (regarding the percentage of audit fees, audit related fees, tax services fees, all other services fees and non-audit services fees pre-approved by the Audit Committee) and 4(h) (regarding the Board’s consideration, and, if applicable, pre-approval of any non-audit services provided by the auditor to the Funds’ investment adviser or control-related entities that provide ongoing services to the Funds).

Response: The Company’s Item 4 disclosure states that the “audit committee has adopted pre-approval policies and procedures that require the audit committee to pre‑approve all audit and non‑audit services that exceed $5,000 for the registrant”. As such, all fees disclosed in the report were pre-approved by the Audit Committee. In addition, the auditor did not provide any non-audit services to the investment adviser or its control-related entities which may provide ongoing services to the Funds. The Company undertakes to include clarifying disclosure in future reports.

7.
Staff Comment: The Staff notes that the Company responded “N” (i.e., no) to Item B.7 of Form N-CEN (regarding whether the Registrant is the issuer of a class of securities registered under the Securities Act of 1933). Please correct the response in future reports.

Response: The Company undertakes to correct its response to Item B.7 to indicate “Y” (i.e., yes) in future reports.

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Closing
I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Alia Vasquez at (414) 336-9563 or by email at alia.vasquez@usbank.com.
Very truly yours,

/s/ Kim Just
Kim Just
Chief Compliance Officer
Prospector Funds, Inc.

CC: Patricia Poglinco, Seward & Kissel, LLP